Barclays Bank PLC

2019 Annual

Report

on Form 20-F

1
Capitalisation

and Indebtedness

Exhibit

99.1

The following table sets out the Barclays Bank

Group

’s capitalisation,

indebtedness and contingent liabilities on a consolidated basis, in accordance
with IFRS, as at 31 December

2019.

2019
As at 31 December
(000)
Share Capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shared of £1 each 2,342,559
Preference shares - issued and fully paid shares of £1 each 1
Preference shares - issued and fully paid shares of U.S.$100 each 58
Preference shares - issued and fully paid shares of €100 each 32
£m
Group equity
Called up share capital and share premium 2,348
Other equity instruments 8,323
Other reserves 3,235
Retained earnings 36,709
Total equity excluding

non-controlling interests
50,615
Non-controlling interests -
Total equity 50,615
Group indebtedness
Subordinated liabilities 33,425
Debt securities in issue 33,536
Total indebtedness 66,961
Total capitalisation and

indebtedness
117,576
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security 17,006
Performance guarantees, acceptances and endorsements 6,771
Total contingent liabilities 23,777
Documentary credits and other short-term trade related transactions 1,291
Standby facilities, credit lines and other commitments 268,736
Total commitments 270,027